Exhibit 99.1

Enlivex Receives Notice of Allowance for U.S. Patent Application Covering Methods of Treating Gout, Inflammatory Bowel Disease, Crohn’s Disease, and Ulcerative Colitis with Allocetra Immunotherapy

Nes-Ziona, Israel, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today announced that the U.S. Patent and Trademark Office issued a notice of allowance for a new patent application covering methods of using Allocetra™, the company’s immunotherapy product candidate.  Upon issuance, the new patent will provide added intellectual property protection for methods of treating autoimmune and inflammatory diseases comprising gout, inflammatory bowel disease, Crohn’s disease, and ulcerative colitis. The company expects that this new patent will be issued in the United States in the coming months.

Oren Hershkovitz, Ph.D., CEO of Enlivex, stated: “We are pleased with the allowance of this patent application. While we are focusing our clinical development efforts at this stage on life-threatening diseases with high mortality rates and no effective treatments, pre-clinical data have demonstrated the potential applicability of Allocetra™ in providing immune rebalancing for patients with autoimmune or inflammatory diseases with unmet needs, such as Crohn’s Disease.”

Allocetra™ has been designed to provide a novel immunotherapy mechanism of action that targets life-threatening clinical indications that are defined as “unmet medical needs”, including organ dysfunction and acute multiple organ failure associated with Sepsis and COVID-19, as well as treating solid tumors by modulating such tumors’ microenvironments. In preclinical models, a positive effect of Allocetra™ was observed in several autoimmune and inflammatory diseases.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRA™ programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRA™ product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com